                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11 K

                        ANNUAL REPORT UNDER SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended: December 31, 2000.

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES ACT OF 1934.
     For transition period from

                         Commission File Number: 0-26086

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                             YARDVILLE NATIONAL BANK
                             -----------------------
                       EMPLOYEES' RETIREMENT/SAVINGS PLAN
                       ----------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Yardville National Bank
                             -----------------------
                   2465 Kuser Road, Hamilton, New Jersey 08690
                   -------------------------------------------

                              REQUIRED INFORMATION

Financial Statements                                                        Page

   Independent Auditors' Report

   Statements of Net Assets Available for Benefit as of
   December 31, 2000 and December 31, 1999.

   Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2000 and December 31, 1999.

   Notes to Financial Statements

Schedule

1 Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes at End of Year - December 31, 2000

Signature of Plan Administrator

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                        Financial Statements and Schedule

                           December 31, 2000 and 1999



                                      Index

                                                                                             Page
Independent Auditors' Report                                                                    1

Statements of Net Assets Available for Benefits - December 31, 2000 and 1999                    2

Statements of Changes in Net Assets Available for Benefits -
    Years ended December 31, 2000 and 1999                                                      3

Notes to Financial Statements - December 31, 2000 and 1999                                      4


Schedule

1   Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes at
    End of Year - December 31, 2000                                                             9

                          Independent Auditors' Report


The Trustees
Yardville National Bank
  Employees' Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of Yardville National Bank Employees' Retirement Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2000 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2000 basic financial statements taken as a whole.


                                    KPMG LLP


June 1, 2001

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                            Statements of Net Assets
                             Available for Benefits

                           December 31, 2000 and 1999


                                                    2000           1999
                                                 ----------      ---------
Assets - investment funds (note 6)               $4,160,726      3,395,515
                                                 ----------      ---------
Receivables:
    Employee contributions                               --         46,000
    Employer contributions                               --         14,171
                                                 ----------      ---------
           Total receivables                             --         60,171
                                                 ----------      ---------
Participant loans (note 3)                          125,294         94,738
                                                 ----------      ---------
           Net assets available for benefits     $4,286,020      3,550,424
                                                 ==========      =========

See accompanying notes to financial statements.

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                       Statements of Changes in Net Assets
                             Available for Benefits

                     Years ended December 31, 2000 and 1999



                                                         2000          1999
                                                      ----------     ---------
Additions to net assets:
    Contributions (note 2):
       Employee contributions                         $  676,437       372,630
       Employer contributions net of forfeitures         151,567       127,628
                                                      -----------    ----------
               Total contributions                       828,004       500,258
                                                      -----------    ----------
    Investment (loss) income:
       Net (depreciation) appreciation in
          fair value of investments (note 6)             (88,396)      278,936
       Interest and dividends                             44,430        45,094
                                                      -----------    ----------
               Net investment (loss) income              (43,966)      324,030
                                                      -----------    ----------
    Interest income from employee loan repayments          7,679         6,135
    Employee loan repayments receivable                       --           984
                                                      -----------    ----------
               Total additions                           791,717       831,407

Deductions from net assets - distributions to
    participants (note 2)                                (56,121)     (567,612)
                                                      -----------    ----------
               Net increase in net assets
                  available for benefits                 735,596       263,795

Net assets available for benefits:
    Beginning of year                                  3,550,424     3,286,629
                                                      -----------    ----------
    End of year                                       $4,286,020     3,550,424
                                                      ===========    ==========

See accompanying notes to financial statements.

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(1)    Summary of Significant Accounting Policies

       Basis of Presentation

       The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and the changes in those net assets.

       Administrative Expenses

       Administrative expenses are paid by Yardville National Bank (the Bank).

       Investment Valuation and Income Recognition

       The Yardville National Bank Employees' Retirement Savings Plan's (the
       Plan) investments are stated at fair value except for its investment contracts, which are valued at contract value. Contract value is estimated to approximate fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Bank's stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       Risks and Uncertainties

       The assets of the Plan are primarily financial instruments, which are monetary in nature. Accordingly, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of the individual funds' objectives, stock market performance, interest rates, economic conditions, and world affairs.

       Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


                                       4                            (Continued)

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

       Impact of Future Accounting Changes

       On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," and in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively SFAS No. 133). The adoption of the above statements did not have a significant impact on the financial statements of the Plan.


(2)    Description of Plan

       The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

              General

              The Plan is a participant-directed, defined contribution plan that was initiated in 1987 and is administered by the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              In 1990, the employer transferred assets of the Plan to Mutual Benefit Life Insurance Company (Mutual Benefit). On July 16, 1991, Mutual Benefit was placed in rehabilatory conservatorship. This action resulted in a freeze on payments from discontinued group annuity contracts. The Bank withdrew all nongroup annuity contract funds and transferred them, as well as future contributions, to a Yardville National Bank Imprest account until a new plan administrator was chosen. In October 1992, the Bank temporarily transferred all available funds and future contributions to a Metropolitan Life Group Annuity Contract for the remainder of the fiscal year. In 1994, MBL Life Assurance Corporation assumed these contracts under a rehabilitation plan (the Rehabilitation Plan). The Rehabilitation Plan guaranteed at least 3.5% interest and full cash values if participants elected to leave their money with Mutual Benefit until the end of 1999 or $.55 on the dollar if they withdrew. A plan with new investment options, but the same plan provisions, was developed in May 1996 with Metropolitan Life Insurance Company (Metropolitan Life). In 1996, the participants made their elections and all but two elected to leave their money with Mutual Benefit (now MBL Life Assurance Corporation) until the end of 1999. In May 1999, all funds were released and transferred to Metropolitan Life.


                                       5                           (Continued)

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

              Metropolitan Life Insurance Company's Recordkeeping Services were taken over by Benefit Services Corporation (a wholly-owned subsidiary of Metropolitan Life) in August 1998. As a result of the transfer, the Bank amended the Plan to include new investment options and plan provisions. The funds with Metropolitan Life were initially transferred to similar funds of Benefit Services Corporation during the August 1998 conversion. Subsequent to the initial transfer of funds, participants may redirect fund balances in 1% increments.

              Investment Options

              The participant contributions and bank matching contributions may be allocated to various investment funds, guaranteed investment accounts and/or the Yardville National Bank Stock Fund at the discretion of the participant.

              Benefits and Contributions

              Eligible participants include employees who have attained the age of 19, are not resident aliens or collectively bargained employees, and have worked one month following their date of hire and have completed one year of service, as defined. Benefits are determined based on accumulated participants' and employer's contributions and related investment earnings or losses on those contributions. The participant can contribute up to 12% of base compensation, as defined. The Bank's contributions are equal to 50% of the participants' contributions, up to 6% of base compensation. The employer may also make discretionary contributions. Each year the employer's Board of Directors will determine if a discretionary contribution will be made to the Plan. Each member's share of this contribution is based on the relationship their compensation bears to the total compensation of employees participating in the Plan. At the plan administrator's discretion, employees are entitled to contribute rollovers from other qualified plans. Any forfeited amounts reduce the employer's contributions to the Plan, and any remaining forfeitures are reallocated to participants.

              Vesting

              All participants are fully vested in their voluntary contributions and related investment earnings or losses. In event of death, disability, or retirement, matching contributions and related investment earnings or losses are also considered fully vested to the participant. Vesting in the remainder of the account is based on years of service, as defined, with full vesting being attained after five years. In the event of termination of employment, the non-vested portion of the account is used to reduce future employer contributions.

              Funding

              Employee contributions are funded through biweekly payroll deductions, and employer matching is funded each pay period.


                                       6                           (Continued)

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

              Payment of Benefits

              Upon normal retirement at age 65 or termination of employment, a participant may elect to receive a lump-sum amount equal to his or her vested account balance at termination date, various annuity option, or, by agreement with the plan administrator, a lump-sum payment at any date prior to the April 1 following the taxable year he or she attains, or would have attained, age 59-1/2. The benefit to which a participant is entitled is the benefit which can be provided from the participant's vested account balance.

(3)    Loan Policy

       Employees participating in the Plan are eligible to receive loans from the Plan. Loans that are granted to the participant are subject to the following conditions:

              o The minimum amount of any loan shall have a minimum term of 12 months. The maximum loan amount is determined under federal tax and pension laws. This is generally the lesser of $50,000, reduced by the highest outstanding loan balance within the prior 12 months, or 50% of the vested account balance.

       The interest rate on a loan will be a reasonable rate of interest based on interest rates that institutions in the business of making loans would charge under similar circumstances.

 (4)   Plan Termination

       Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will fully vest and receive the value of their accounts as a lump-sum distribution.

 (5)   Federal Income Taxes

       The Internal Revenue Service (IRS) issued its latest determination letter on July 28, 1987 which stated that the Plan and its underlying trust, as then designed, qualify under the applicable provisions of the Internal Revenue Code (the Code) and, therefore, are exempt from federal income taxes. Subsequently, the Plan has been amended and submitted to the IRS for a new determination letter. In the opinion of the Plan's trustees, the Plan and its underlying trust have operated within the terms of the Plan and should remain qualified under the applicable provisions of the Code.

                                       7                           (Continued)

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(6)    Investments

       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 for the plan year ending December 31, 1999.

       During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                                      2000             1999
                                                    ---------         -------
          Mutual funds                              $(106,212)         86,416
          Investment contracts                        (10,760)        216,168
          Common stock                                 28,576         (23,648)
                                                    ---------         -------
                                                    $ (88,396)        278,936
                                                    =========         =======

       The following table represents the fair value of individual investments which exceed 5% of the Plan's net assets as of December 31, 2000 and 1999:

                                                       2000           1999
                                                    ----------      ---------
          MetLife/AUM Medium-Term (Balanced
              Lifestyle Option) Portfolio           $  608,297        522,908
          American Century - 20th Century Ultra        235,778        249,727
          MetLife Stock Market Index Guarantee
              Account                                  861,794        948,040
          MetLife Migration Pooled GIC               1,799,010      1,324,220
          Yardville National Bank Stock                340,128             --
                                                    ==========      =========

                                                                     Schedule 1

                             YARDVILLE NATIONAL BANK
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

     Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes
                                 at End of Year

                                December 31, 2000

                                                        Number       Current
                                                       of shares      value
                                                       ---------    ----------
MetLife/AUM Medium-Term (Balanced
     Lifestyle Option) Portfolio                          3,974     $  608,297
American Century - 20th Century Ultra                     7,284        235,778
Harris Associates - Oakmark                               4,020        120,574
State Street Research Alpha                               2,894         47,700
Janus Worldwide                                           1,666         94,736
Loomis Sayles Small Cap Value                             2,566         52,709
MetLife Stock Market Index Guarantee Account              1,813        861,794
MetLife Migration Pooled GIC                            149,112      1,799,010
Yardville National Bank Stock                            33,428        340,128
Loans to participants (8.25% to 10.50%)                 125,294        125,294
                                                       ========     ----------
                                                                    $4,286,020
                                                                    ==========

                         SIGNATURE OF PLAN ADMINISTRATOR

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Yardville National Bank
                       Employees' Retirement/Savings Plan


Dated: June 29, 2001                       By:
                                           -------------------------------------
                                           Kathleen A. Fone
                                           Plan Administrator
                                           Senior Vice President Human Resources